UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): June 29, 2021

LANDA APP LLC

(Exact name of issuer as specified in its charter)

Delaware	85-1099443
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Full mailing address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Landa Series 115 Sardis Street membership interests; Landa Series 1394 Oakview Circle membership interests; Landa Series 1701 Summerwoods Lane membership interests; Landa Series 1741 Park Lane membership interests; Landa Series 209 Timber Wolf Trail membership interests; Landa Series 2505 Oak Circle membership interests; Landa Series 271 Timber Wolf Trail membership interests; Landa Series 29 Holly Grove Road membership interests.

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Entry into an Agreement with North Capital Private Securities Corporation

On June 29, 2021, Landa App LLC, a Delaware series limited liability company (“Landa”) and each series registered under Landa (each, a “Series,” and collectively, the “Company”) entered into the PPEX ATS Company Agreement (the “ATS Agreement”) with North Capital Private Securities Corporation, a Delaware corporation (“NCPS”). NCPS is the operator of Public Private Execution Network Alternative Trading System, or PPEX ATS (the “Secondary Trading Platform”), an alternative trading system on file with the Securities and Exchange Commission (the “Commission”) on Form ATS. Under the ATS Agreement, NCPS has agreed to review the Company’s governing documents, offering materials and regulatory filings so that the Secondary Trading Platform may be an available venue for the resale of Series’ membership interests. We expect that any such resales will be conducted through Dalmore Group, LLC, a broker dealer member of the Secondary Trading Platform.

The foregoing summary of the terms of the ATS Agreement does not purport to be complete and is qualified in its entirety by the full text of the ATS Agreement, a copy of which is filed as Exhibit 6.1 and is incorporated herein by reference.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements, including, without limitation, statements regarding the potential availability of the Secondary Trading Platform as a venue for resales of Series’ membership interests and the potential conduct of such resales. These forward-looking statements may be identified by the words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements are subject to various risks and uncertainties, including the risks that (i) the Secondary Trading Platform may not be available at all, including whether due to any potential issues regarding due diligence, legal or compliance matters, or otherwise, (ii) an active market for any Shares may not develop on the Secondary Trading Platform, and (iii) the Secondary Trading Platform may not be available to allow resales of Shares to residents of all states, as well as the other risks described under the section entitled “Risk Factors” in our offering circular, as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the Securities and Exchange Commission (the “Commission”), which are accessible on the Commission’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the Commission. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

EXHIBITS

The following exhibit is filed herewith:

Exhibit No	Description
6.1	PPEX ATS Company Agreement, dated June 29, 2021, by and among North Capital Private Securities Corporation, Landa App LLC and each of the Series set forth therein.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2021	LANDA APP LLC By: Landa Holdings, Inc., as Manager of Landa App LLC

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chief Executive Officer, and President

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